EXHIBIT 12.1

COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

Years Ended December 31,
2008	2007	2006	2005	2004

7.0	12.4	24.2	23.2	18.7

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest) by fixed charges (interest expense plus capitlaized interest).